As filed with the Securities and Exchange Commission on June 9, 2011

Registration No. 333-

______________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing non-voting preferred shares of Telecomunicações de São Paulo S.A. – Telesp.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,902.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 27, 1998, as amended and restated as of August 13, 2010, among Telecomunicações de São Paulo S.A. - Telesp, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Amended Letter Agreement among Telecomunicações de São Paulo S.A. - Telesp and The Bank of New York Mellon relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. –Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, June 9, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for Non-voting preferred shares, without par value, of Telecomunicações de São Paulo S.A. – Telesp.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Nuno Da Silva

Name:  Nuno Da Silva

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Telecomunicações de São Paulo S.A. - Telesp has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on June 9, 2011.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:   /s/ Antonio Carlos Valente da Silva
Name: Antonio Carlos Valente da Silva
Title: Chief Executive Officer and Director

By:  /s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 9, 2011.

/s/ Luis Miguel Gilperez López	/s/ Donald J. Puglisi
Luis Miguel Gilperez López	Donald J. Puglisi
Director	Managing Director, Puglisi & Associates
Authorized U.S. Representative

/s/ Fernando Xavier Ferreira	/s/ Gilmar Roberto Pereira Camurra
Fernando Xavier Ferreira	Gilmar Roberto Pereira Camurra
Director	Principal Financial and Accounting Officer

/s/ Luiz Fernando Furlan	/s/ Antonio Carlos Valente da Silva
Luiz Fernando Furlan	Antonio Carlos Valente da Silva
Director	Principal Executive Officer

/s/ Luciano Carvalho Ventura	________________________________
Luciano Carvalho Ventura	Antonio Viana-Baptista
Director	Director

/s/ José Maria Alvarez-Pallete López	/s/ José Fernando de Almansa Moreno-Barreda
José Maria Alvarez-Pallete López	José Fernando de Almansa Moreno-Barreda
Director	Director

/s/ Luis Javier Bastida Ibarguen	/s/ Francisco Javier de Paz Mancho
Luis Javier Bastida Ibarguen	Francisco Javier de Paz Mancho
Director	Director

/s/ Guillermo Fernandez Vidal	/s/ Juan Carlos Ros Brugera
Guillermo Fernandez Vidal	Juan Carlos Ros Brugera
Director	Director

/s/ Iñaki Urdangarín	/s/ José Manuel Fernandez Norniella
Iñaki Urdangarín	José Manuel Fernandez Norniella
Director	Director

/s/ Narcis Serra Serra	________________________________
Narcis Serra Serra	Fernando Abril Morterll-Hernandez
Director	Director

________________________________
Miguel Angel Gutierrez Mendez
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of July 27, 1998, as amended and restated as of August 13, 2010, among Telecomunicações de São Paulo S.A. - Telesp, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Form of amended letter agreement among Telecomunicações de São Paulo S.A. - Telesp and The Bank of New York Mellon relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.